Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999
Email   : mail@drreddys.com
www.drreddys.com

June 28, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated March 9, 2018 and March 16, 2018 with regard to the audit of our API Hyderabad Plant 3 at Bollaram, Medak District, Telangana and API Hyderabad Plant 1 at Jinnaram Mandal, Medak District, Telangana, respectively, we would now like to inform you that we have received an Establishment Inspection Report (EIR) from the US FDA, for both of the above-referred facilities.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)